UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

2024 Annual General Meeting of International Game Technology PLC

On May 14, 2024, International Game Technology PLC (NYSE:IGT) (the "Company") held its annual general meeting of shareholders (the "2024 AGM"). At the 2024 AGM, 22 matters were considered and acted upon, including twelve matters consisting of the continued appointment of twelve members of the board of directors of the Company. Each of the resolutions 1 through 22 were adopted. The results of the voting, including the number of votes cast for and against, abstentions and broker non-votes, are set forth in Exhibit 99.1 which is being furnished herewith.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	Results of Annual General Meeting, held May 14, 2024

EXHIBIT INDEX

Exhibit Number	Description

99.1	Results of Annual General Meeting, held May 14, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2024	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

4